Filed Pursuant to Rule 424(b)(3)
Registration No. 333-170802

NORTHSTAR HEALTHCARE INCOME, INC.

SUPPLEMENT NO. 15 DATED JANUARY 22, 2014
TO THE PROSPECTUS DATED APRIL 22, 2013

This Supplement No. 15 supplements, and should be read in conjunction with, our prospectus dated April 22, 2013, as supplemented by Supplement No. 12 dated December 24, 2013, Supplement No. 13 dated January 3, 2014 and Supplement No. 14 dated January 21, 2014. The purpose of this Supplement No. 15 is to disclose:

•the status of our initial public offering; and

•the appointment and resignation of certain officers and directors.

Status of Our Initial Public Offering

We commenced our initial public offering of $1.1 billion in shares of common stock on August 7, 2012, of which up to $1.0 billion in shares are being offered pursuant to our primary offering and up to $100 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of January 21, 2014, we received and accepted subscriptions in our offering for 12.5 million shares, or $124.5 million, including 0.2 million shares, or $2.1 million, sold to NorthStar Realty Finance Corp., or our sponsor. As of January 21, 2014, 98.0 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on or before August 7, 2014, unless extended by our board of directors as permitted under applicable law and regulations.
Appointment and Resignation of Certain Officers and Directors
 On January 22, 2014, our board of directors appointed James F. Flaherty III as our Chief Executive Officer and President. In addition, our sponsor has entered into a long-term partnership with Mr. Flaherty relating to its healthcare real estate business.
Prior to joining us, Mr. Flaherty, 56, served as Chairman of the Board of Directors of HCP, Inc., or HCP, from May 2005 to October 2013, as Chief Executive Officer from May 2003 to October 2013, and as President and a member of HCP’s Board since joining HCP in October 2002 to October 2013. Prior to joining HCP, he served at Merrill Lynch & Co. for 19 years in a variety of investment banking, capital markets and private equity functions in New York, London and Los Angeles and was head of Merrill Lynch's Global Healthcare Group. Mr. Flaherty is a member of the Board of Trustees of the University of Notre Dame and was a member of the Board of Governors of the National Association of Real Estate Investment Trusts from 2004 to 2013. He also previously served on the Board of Directors of Quest Diagnostics Incorporated. Mr. Flaherty holds a Bachelor of Business Administration in Accounting from University of Notre Dame and a Master of Business Administration in in Finance and Strategy from University of California, Los Angeles.
Concurrently with Mr. Flaherty’s appointment, Daniel R. Gilbert was elected to our board or directors and appointed as Executive Chairman and no longer serves as our Chief Executive Officer effective on January 22, 2014. David T. Hamamoto has decided to step down from our board of directors and as Chairman to facilitate these changes, effective January 22, 2014, and will continue his stewardship of our sponsor as its Chairman and Chief Executive Officer.
In connection with the foregoing appointments, on January 21, 2014, Donald C. Tomasso submitted his resignation as our President, effective on January 22, 2014.

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